UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nabors Industries Ltd.

(Name of Issuer)

Common Shares, par value $0.05 per share

(Title of Class of Securities)

G6359F137

(CUSIP Number)

December 7, 2021

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 258,924
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 258,924

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,924
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR CCSA Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 258,924
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 258,924

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,924
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS LMR Partners AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS Ben Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. G6359F137	13G

1	NAMES OF REPORTING PERSONS Stefan Renold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 517,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 517,848

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,848
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Nabors Industries Ltd. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, HM08, Bermuda.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	LMR Master Fund Ltd (“LMR Master Fund”), with respect to the Common Shares (as defined in Item 2(d)) held by it;

(ii)	LMR CCSA Master Fund Ltd (“LMR CCSA Master Fund”), with respect to the Common Shares (as defined in Item 2(d)) held by it;

(iii)

LMR Partners LLP, LMR Partners Limited, LMR Partners LLC and LMR Partners AG (collectively, the “LMR Investment Managers”), which serve as the investment managers to certain funds, including, without limitation, LMR Master Fund and LMR CCSA Master Fund, with respect to the Common Shares held by LMR Master Fund and LMR CCSA Master Fund; and

(iv)

Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by LMR Master Fund and LMR CCSA Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Master Fund is a Cayman Islands exempted company. LMR CCSA Master Fund is a Cayman Islands exempted company. LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.05 per share (“Common Shares”).

Item 2(e).	CUSIP NUMBER:

G6359F137

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

As of 9:00 am EST on December 10, 2021, each of LMR Master Fund and LMR CCSA Master Fund may have been deemed to beneficially own 258,924 Common Shares issuable upon exercise of warrants to purchase Common Shares of the Issuer, inclusive of additional Common Shares issuable upon exercise of such warrants based on the Incentive Share Fraction, which was applicable on such date, as calculated pursuant to the Warrant Agreement, dated as of June 10, 2021, between the Issuer and Computershare Trust Company, N.A., as Warrant Agent (the “Warrant Agreement”). The Common Shares that were beneficially owned as of 9:00 am EST on December 10, 2021, by each of LMR Master Fund and LMR CCSA Master Fund represented approximately 3.0% of the outstanding Common Shares and in the aggregate represented approximately 5.9% of the outstanding Common Shares, based on a total of 8,241,094 Common Shares of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021. Terms used but not defined above are defined in the Warrant Agreement and are incorporated by reference herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 10, 2021

LMR MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

LMR CCSA MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name: Shane Cullinane
Title: Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD